Exhibit 99.1

Spreadtrum and TSMC Achieve 3G TD-SCDMA Baseband

Processor Milestone

First 40nm baseband chip to support China's 3G standard

SHANGHAI and SAN JOSE, Calif., Jan. 27, 2011 /PRNewswire/ -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") and TSMC (TWSE: 2330, NYSE: TSM) today unveiled their achievement on the first commercialized 40nm Time Division - Synchronous Code Division Multiple Access (TD-SCDMA) baseband processor. First time silicon success for this baseband processor was achieved by the two companies jointly optimizing design, process and manufacturing. The chip is in initial production at Fab 12, one of TSMC's GIGAFAB™ facilities in Taiwan.

The new processor supports TD-SCDMA and other telecommunication 3.75G to 2G specifications including High-Speed Uplink Packet Access (HSUPA), Enhanced Data GSM Environment (EDGE), General Packet Radio Service (GPRS) and Global System for Mobile Communications (GSM). It also features up to a 2.8Mbps bandwidth that is more than one hundred times faster than the 2G standard.

The baseband processor leverages TSMC's 40nm low power (40LP) process technology to extend battery lifetime in mobile telecommunication. The 40LP process also supports other leakage-sensitive applications such as application processor, portable consumer and wireless connectivity devices.

Dr. Leo Li, Spreadtrum's President and CEO said, "40nm process technology is a critical element to Spreadtrum's next-generation product portfolio. The success of the world's first commercialized 40nm baseband processor demonstrates our design and time-to-production ability to deliver the cutting-edge technology in the 3G communication industry. TSMC is the clear foundry leader in 40nm process technology. With its excellent technical advantages and strategic support for Spreadtrum since 2003, TSMC ensures the quality and performance of our chips, which allows us to provide stable and superior products to our customers."

"Spreadtrum is to be commended for bringing to production the first 40nm 3G baseband chip to meet China's TD-SCDMA specification," said Jason Chen, senior vice president of worldwide sales and marketing. "The achievement of this milestone underscores TSMC's ongoing role as the foundation for logic IC innovation, including that of China's IC design companies."

About Spreadtrum Communications
Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.
For more information, please visit: www.spreadtrum.com

About TSMC
TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry's largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company's managed capacity in 2010 totaled 11.33 million (8-inch equivalent) wafers, including capacity from two advanced 12-inch GIGAFABs™, four eight-inch fabs, one six-inch fab, as well as TSMC's wholly owned subsidiaries, WaferTech and TSMC China, and its joint venture fab, SSMC. TSMC is the first foundry to provide 40nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan.

For more information about TSMC please visit http://www.tsmc.com.

SOURCE: TSMC; Spreadtrum Communications, Inc.